Exhibit 99.1

SINA Announces US$500 Million Share Repurchase Program

BEIJING, December 31, 2019 /PRNewswire/ — SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$500 million of its ordinary shares over the next 12 months, or the 2020 New Program.

In August 2018, SINA’s board of directors approved a share repurchase plan whereby SINA is authorized to repurchase its own ordinary shares with an aggregate value of up to $500 million for a period through the end of December 2019, or the 2019 Program. As of December 31, 2019, the Company has repurchased approximately 2.2 million shares for approximately $82.1 million under the 2019 Program. SINA’s board of directors has approved the 2020 New Program whereby, following the expiry of the 2019 Program, SINA is authorized to repurchase its own ordinary shares subject to the aforementioned value threshold and term. SINA expects to fund the repurchases out of its existing cash balance. The share repurchases may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant and will be implemented in accordance with applicable rules under the U.S. Securities Exchange Act of 1934, as amended.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Contact:

Investor Relations

SINA Corporation

Phone: +86-10-5898-3336

Email: ir@staff.sina.com.cn